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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____December 2003____	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated December 1, 2003

2.

News Release dated December 2, 2003

3.

News Release dated December 10, 2003 (1)

4.

News Release dated December 10, 2003 (2)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: February 16, 2004	Signed: /s/ Simon Ridgway President and Director

News Release 2003-19

December 1, 2003

THIRD QUARTER FINANCIAL RESULTS

Radius Explorations Ltd. is pleased to report on its third quarter financial results.

The Company reported a net loss for the nine months ended September 30, 2003 of $566,553, compared to $379,119 for the nine months ended September 30, 2002.  Significant items comprising the 2003 loss include $214,875 for public relations, $120,525 for salaries, and $67,126 for travel and accommodation.  The public relations expenses include $86,344 for promotional mailouts, $53,578 for presentations to shareholders and promotional travel, $52,020 for conference registrations and brochure printing, and $12,372 for advertising.  The 2002 net loss included $147,283 for salaries, $61,953 for public relations, and $45,000 for consulting fees.

During the nine months ended September 30, 2003, approximately $667,900 was spent on exploration of the Company’s mineral properties, of which and $341,400 in Nicaragua and $326,500 was incurred in Guatemala.

As at September 30, 2003, the Company had working capital of $5,521,130, compared to $2,191,500 as at December 31, 2002.  In January 2003, the Company completed a $500,000 private placement financing of 1.0 million units at $0.50 each, and during the nine months ended September 30, 2003, warrants and stock options were exercised for a total of $5.53 million.  Subsequent to the quarter end, the Company sold by private placement 6,545,000 units at $1.50 per unit, for gross proceeds of $9,817,500.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

37.8 -million

       “signed”

Simon Ridgway, President

PILAGOLD INC.                                    RADIUS EXPLORATIONS LTD.

NR 2003-24                                                                                      NR 2003-20

355 Burrard Street, Suite 830, Vancouver, BC, V6C 2G8, Canada

Tel: 604-801-5432 • Fax: 604-662-8829 • Toll-Free: 1-888-627-9378

PilaGold Intersects Significant Gold Mineralization at Banderas

Vancouver, December 3, 2003.  PilaGold Inc. (“PilaGold”) and Radius Explorations Ltd. (“Radius”) are pleased to announce results from the first phase diamond drill program at the Banderas project in Eastern Guatemala.  The ten hole program returned a best intersection of 3.6m @ 9.3 g/t Au including 1.5m @ 18.8 g/t Au and 64 g/t Ag.  All ten holes intersected gold bearing epithermal quartz veins and mineralization remains open in all directions.

The Banderas property is host to high-grade epithermal gold/silver veins within a volcanic dome field.  Silicified breccias have been defined in broad trends traceable for up to 2,500m along strike, and a recent trenching program has outlined the potential for high-grade epithermal veins associated with the breccias.  At least 5 vein systems have been identified on the property to date.

Banderas is held under a joint-venture agreement whereby PilaGold can earn a 60% interest in the property from Radius through exploration expenditures (see below).

Eight holes of the current drill program tested the M28 vein on 3 sections along 350m of strike length (holes BDD-001 to 008).  Drilling confirmed that the vein is 2 to 5m thick, dips moderately west, and is continuous to at least 120m down dip.  A drill collar map with surface geology and cross sections are available on the Radius Explorations web site (www.radiusgold.com).

Two holes tested the Pyramid Hill zone (holes BDD-009 and BDD-010), a parallel vein zone topographically 100m above the M28 vein.  The Pyramid Hill vein is sub-vertical, 1.5m thick and extends to a minimum depth of 80m.

Gold and silver results of the program are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
BDD-001	13.8	14.3	0.5	6.2	99
BDD-002	28.5	30.3	1.8	2.9	57
BDD-003	28.9	30.7	1.8	7.2	123
incl.	29.9	30.3	0.4	21.5	147
BDD-004	53.9	58.2	4.3	6.0	72
incl.	53.9	54.6	0.7	14.8	5
BDD-005	29.0	30.5	1.5	7.4	84
BDD-006	48.8	50.5	1.7	6.0	76
BDD-007	77.7	79.3	1.6	7.5	33
and	70.1	71.9	1.8	2.8	85
BDD-008	86.9	90.5	3.6	9.3	41
incl	89.0	90.5	1.5	18.8	64
BDD-009	44.2	45.7	1.5	3.1	31
BDD-010	67.1	68.6	1.5	1.9	2

Strongly silicified, gold-bearing pyritic breccias up to 5m wide are found in the hanging wall to the vein in many of the drill intercepts.  The breccias are also found in many areas on the property, typically forming resistant cliffs, and although previous sampling had down graded these breccias as economic targets, they are now recognized as possible indicators to high grade veins.

Petrographic studies conducted by the University of British Colombia on quartz vein samples from Banderas indicate that the outcropping veins represent a high level in the epithermal system, which demonstrates good depth potential.  Drilling supports this argument as the best result was obtained from the deepest intercept.

Furthermore, the attitude of the west dipping M28 vein and sub-vertical PH vein suggests these veins should intersect at depth.  This constitutes an important drill target as the zone of intersection of one or more mineralized structures often host bonanza shoots.

Based on the success of the first stage drilling at Banderas, an extensive second-stage program is planned to start early January 2004.

Background Information

PilaGold is earning a 60% interest in Banderas project from Radius Explorations Ltd.  To exercise the Banderas option, PilaGold must spend CAD$4.0-million in exploration expenditures on the Project over three year period.

Qualified Persons

Peter Thiersch, M.Sc. P.Geo. is the Qualified Person as defined by National Instrument 43-101 responsible for the design and management of the Banderas exploration program.  The geological and assay data reported in this news release was communicated to Radius by PilaGold.  Radius has not independently verified the assay or geological information.  Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this release have been accurately summarized from the information provided to Radius by PilaGold.

For further information on PilaGold or Radius Explorations, please call toll free 1-888-627-9378 or visit our web sites (www.pilagold.com and www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“signed”

“signed”

Simon Ridgway, President

Simon Ridgway, President

PILAGOLD RESOURCES INC.

RADIUS EXPLORATIONS LTD.

Symbol:

TSXV-PRI

Symbol:

TSXV-RDU

Shares Issued:

20.9 million

Shares Issued:

37.9 million

PILAGOLD INC.

RADIUS EXPLORATIONS LTD.

NR 2003-25

NR 2003-21

355 Burrard Street, Suite 830, Vancouver, BC, V6C 2G8, Canada

Tel: 604-801-5432 • Fax: 604-662-8829 • Toll-Free: 1-888-627-9378

PilaGold Cuts Higher Grades During Phase 2 Drill Program at Marimba

Vancouver, December 10, 2003.  PilaGold Inc. (“PilaGold”) and Radius Explorations Ltd. (“Radius”) are pleased to announce results from the second phase diamond drill program at the Marimba project in Eastern Guatemala.

Two rounds of drilling have now been conducted at Cerro T and Lantiquin on the Marimba property; 16 holes (1408m) in March, and another 14 holes (1758m) in October.  In the second phase, three holes MDD-017, -018 and -030 were completed on 2 sections at the Lantiquin prospect, and the remaining 11 holes were drilled on 6 sections at Cerro T.

The second phase of drilling at Cerro T extended the gold mineralization 400m further to the east than was previously known, and confirmed that the mineralized breccias are semi-continuous across at least 1200m of strike length.  The breccias occupy an arcuate, moderately north dipping structure that may become shallower dipping at depth.  Mineralization appears to “feather” into 2 or 3 parallel narrow zones towards the east, where the structures are generally steeper, narrower, but also higher grade with a best intercept of 8.12 g/t over 1.9m.  Gold results from the phase 2 drilling are tabulated below and a drill collar plan is available on the Radius website (www.radiusgold.com).

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
MDD-017*	127.6	133.3	5.7	1.03
MDD-018*	138.6	141.3	2.7	1.09
MDD-019	4.6	21.9	17.3	1.39
incl.	7.6	16.7	9.1	2.08
MDD-020	19.8	38.7	18.9	0.94
incl.	32.9	38.1	5.2	2.20
MDD-021	19.8	31.2	11.4	0.88
incl.	22.9	25.9	3.0	1.88
MDD-022	41.1	51.8	10.7	0.57
incl.	45.2	48.6	3.4	1.48
MDD-023	No significant intersections
MDD-024	64.0	66.9	2.9	1.22
MDD-025	55.4	57.3	1.9	8.12
incl.	56.7	57.3	0.6	20.14
MDD-026	No significant intersections
MDD-027	109.3	114.3	5.0	0.78
MDD-028	No significant intersections
MDD-029	No significant intersections
MDD-030*	219.5	225.5	6.0	0.43
and	233.2	242.9	9.7	0.37

*Drilled at Lantiquin

At Lantiquin, first phase drilling saw grades increase at depth, up to 2 g/t Au (from an average of 400ppb on surface) within a steeply dipping fault related shear zone.  The second phase of drilling was designed to test for higher grades further down dip and was successful in demonstrating the continuity of the broad mineralized structures, albeit at lower grades of about 1 g/t Au.

Based on these results, the potential for near surface bulk tonnage resources appears to be limited to an area of 250 m by 250 m, but higher grade drill intercepts suggest good potential for mineralized feeder zones at depth with several kilometers of strike potential.

Plans for the advancement of the Marimba property are presently under review.  The joint venture is currently compiling all exploration data for the Marimba property and is examining a number of options for the coming year.

Qualified Persons

Peter Thiersch, M.Sc. P.Geo. is the Qualified Person as defined by National Instrument 43-101 responsible for the design and management of the Marimba exploration program.  The geological and assay data reported in this news release was communicated to Radius by PilaGold.  Radius has not independently verified the assay or geological information.  Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this release have been accurately summarized from the information provided to Radius by PilaGold.

For further information on PilaGold or Radius Explorations, please call toll free 1-888-627-9378 or visit our web sites (www.pilagold.com and www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“signed”

“signed”

Simon Ridgway, President

Simon Ridgway, President

PILAGOLD INC.

RADIUS EXPLORATIONS LTD.

Symbol:

TSXV-PRI

Symbol:

TSXV-RDU

Shares Issued:

21.0 million

Shares Issued:

37.9 million

News Release 2003-22

December 10, 2003

Resource Estimate for Tambor Properties

Vancouver, December 10, 2003.  Radius Explorations Ltd (“Radius”) is pleased to report that a resource estimate (compliant with NI43-101) has been completed for the Tambor Gold Project in Guatemala.

Tambor contains 216,000 ounces of gold in inferred resources and 57,800 ounces in indicated resources, according to the independent resource estimate prepared by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado.

The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and advanced by Gold Fields over the past two years.  As the operator of the joint venture, Gold Fields significantly increased the land holdings and made several new gold discoveries.  During the first half of 2003, Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones.

Significantly, there are at least 2 major gold-in-soil anomalies with associated anomalous rock samples that have yet to be drill tested: a substantial strike length of strong gold-in-soil geochemistry associated with gold values in rock samples exists to the west of the Guapinol South-Cliff Zone trend, and another similar zone occurs roughly 1 km to the north of, and parallel to, Guapinol.  Accordingly, CAM states that “it is considered likely that the current resource (at Tambor) could be doubled or tripled or even more with a concerted drilling program”.

CAM’s resource estimate is tabulated below:

Tambor: Indicated Resource Estimate
Area	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Guapinol South Cliff Zone	336,000	3.910	42,200
Poza del Coyote	120,000	4.024	15,500
Total	456,000	3.940	57,800

Tambor: Inferred Resource Estimate
Area	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Guapinol South Cliff Zone	368,000	5.325	63,000
Poza del Coyote	228,000	4.219	31,000
Laguna North	1,951,000	1.950	122,200
Total	2,547,000	2.641	216,200

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The estimate assumes a heap leach scenario for Tambor and uses a 0.3 g/t Au cut off. The inferred resources are delineated by mineralized boundaries constrained by the available geologic information and are projected no more than 30m from assayed intervals.  CAM states that in-fill drilling in these areas should convert a significant amount of the inferred resources to measured or indicated categories.  Radius is not aware of any environmental, permitting, legal or other relevant factors which would affect the estimate.  Mineral resources do not have demonstrated economic viability.

Radius is currently organizing a data room for the Tambor properties and will be seeking a joint venture partner to continue exploration of this highly prospective gold-quartz vein system.

Background

The Tambor properties form part of a 25 km long belt of gold mineralization located on the south side of the Motagua fault zone, a regional structure that forms part of the collision boundary between the Caribbean and North American tectonic plates.

In October of this year, Radius purchased all of Gold Fields’ interest in the Tambor Joint Venture for 1,300,000 common shares in the capital stock of the Company giving Radius a 100% interest the properties and increasing Gold Fields’ equity interest in Radius to 5,100,000 shares, or 13.6% of Radius’s issued shares, subject to TSX approval.

NI43-101 Statement

The CAM report serves as an independent report prepared by a Qualified Person as defined by the Canadian National Instrument 43-101 and the companion policy 43-101CP.  The definitions of the measured, indicated and inferred resources conform to CIM Guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000.

George A. Armbrust, PhD., a consulting geologist and a Registered Geologist with the State of Wyoming (PG-2903), is the Qualified Person responsible for the preparation of the technical report.

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

37.9 -million

       “signed”

Simon Ridgway, President